UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release

BR GAAP - 4th Quarter of 2018

BLACKWEEK
Santander

Table of Contents

Managerial Analysis of Results – BR GAAP

Earnings Release (BR GAAP) | 4Q18

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 27 and 28 (Accounting and Managerial Results Reconciliation).

MANAGERIAL¹ ANALYSIS - BR GAAP	2018	2017	Var.	4Q18	3Q18	Var.
			12M			3M
RESULTS (R$ million)
Net interest income	42,000	37,327	12.5%	10,747	10,629	1.1%
Fees	17,269	15,611	10.6%	4,725	4,135	14.3%
Allowance for loan losses	(10,860)	(9,708)	11.9%	(2,986)	(2,618)	14.0%
General Expenses²	(20,179)	(19,167)	5.3%	(5,487)	(5,020)	9.3%
Personnel Expenses	(9,313)	(9,091)	2.4%	(2,387)	(2,331)	2.4%
Administrative Expenses	(10,867)	(10,076)	7.8%	(3,100)	(2,690)	15.2%
Managerial net profit³	12,398	9,953	24.6%	3,405	3,108	9.5%
Accounting net profit	12,166	7,997	52.1%	3,336	3,039	9.8%

BALANCE SHEET (R$ million)
Total assets	805,819	683,732	17.9%	805,819	769,990	4.7%
Securities and Derivative Financial Instruments	194,465	171,730	13.2%	194,465	179,682	8.2%
Loan portfolio	305,260	272,562	12.0%	305,260	298,433	2.3%
Individuals	132,565	108,115	22.6%	132,565	125,336	5.8%
Consumer finance	50,066	41,884	19.5%	50,066	47,274	5.9%
SMEs	37,546	34,288	9.5%	37,546	36,269	3.5%
Corporate	85,083	88,275	-3.6%	85,083	89,554	-5.0%
Expanded Loan Portfolio⁴	386,736	347,907	11.2%	386,736	380,713	1.6%
Funding from Clients⁵	332,254	307,619	8.0%	332,254	336,997	-1.4%
Deposits (demand, saving and time)	248,998	200,230	24.4%	248,998	246,476	1.0%
Equity⁶	64,572	58,570	10.2%	64,572	64,824	-0.4%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill⁶ - annualized	19.9%	16.9%	3.0 p.p.	21.1%	19.5%	1.6 p.p.
Return on average asset excluding goodwill⁶ - annualized	1.7%	1.5%	0.2 p.p.	1.7%	1.6%	0.1 p.p.
Efficiency ratio⁷	40.5%	44.1%	-3.6 p.p.	42.6%	39.7%	2.9 p.p.
Recurrence ratio⁸	85.6%	81.4%	4.1 p.p.	86.1%	82.4%	3.7 p.p.
BIS ratio	15.1%	15.8%	-0.8 p.p.	15.1%	15.3%	-0.2 p.p.
Tier I	14.0%	14.7%	-0.8 p.p.	14.0%	14.1%	-0.2 p.p.
Tier II	1.1%	1.1%	0.0 p.p.	1.1%	1.1%	0.0 p.p.
CET1 - Fully Loaded	12.5%	12.7%	-0.2 p.p.	12.5%	12.6%	-0.1 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	3.1%	3.2%	-0.1 p.p.	3.1%	2.9%	0.2 p.p.
Individuals	3.9%	3.7%	0.2 p.p.	3.9%	3.8%	0.1 p.p.
Corporate & SMEs	1.9%	2.5%	-0.6 p.p.	1.9%	1.9%	0.0 p.p.
Coverage ratio (over 90 days)	201.0%	202.5%	-1.5 p.p.	201.0%	207.1%	-6.1 p.p.
Delinquency ratio (over 60 days)	3.8%	4.0%	-0.2 p.p.	3.8%	3.7%	0.1 p.p.

OTHER DATA
Assets under management[9] - AUM (R$ million)	295,916	292,715	1.1%	295,916	301,541	-1.9%
Branches	2,283	2,255	28	2,283	2,276	7
PABs (mini branches)	1,267	1,211	56	1,267	1,281	(14)
Own ATMs	13,641	13,522	119	13,641	13,607	34
Shared ATMs	23,049	21,195	1,854	23,049	22,447	602
Employees[10]	48,012	47,404	608	48,012	47,836	176

¹ Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 27 and 28. ² Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.

³ Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 70 million in 4Q18, R$ 70 million in 3Q18 and R$ 166 million in 4Q17.

⁴ Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).

⁵ Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes (“LIG”).

⁶ Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 662 million in 4Q18, R$ 727 million in 3Q18 and R$ 930 million in 4Q17.

⁷ Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).

⁸ Recurrence Ratio: Fees / General Expenses.

⁹ According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

⁺ As of 1Q18, it includes technology companies Produban and Isban.

Earnings Release (BR GAAP) | 4Q18

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase customer preference and loyalty by offering targeted, simple, digital and innovative products and services through a multi-channel platform.

Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

	Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.	Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

We ended 2018 with another year of solid results, which allowed us to achieve higher profitability. This remarkable performance can be attributed to the expansion of our customer base, thanks to improved experience and satisfaction, greater operational efficiency and a high level of employee engagement, providing sustainability for our business. We believe that, based on our clearly-defined business model, we have room to keep capturing market opportunities. We highlight the following accomplishments in the past quarter:

Our people are our brand. Throughout the year, we reached important milestones that reflect our commitment to engaging our employees and strengthening our internal culture:

• Horizontal management: in 2018, the monthly “Breakfast with Rial” had the attendance of approximately 40% of our employee base per event (via the Santander Now app and the intranet).

• Santander Academy: encourages employees to assume a proactive role in technical training and has 67% of total employees who are internal multipliers.

• Santander Star: non-financial recognition program that rewards employees who make exceptional achievements in five categories –Result, Innovation, Collaboration, Service and Risk Pro.

In 2018, we were pioneers in the Brazilian financial industry in announcing our NPS (Net Promoter Score), which reached 57 points this quarter, up 14 points YoY.

As a result of our actions, we continued to expand our customer base, highlighted by active account holders, who have been growing for the last 43 consecutive months.

3rd consecutive year among the Best Companies to Work For in Brazil, according to the GPTW survey (+14 positions YoY).

Earnings Release (BR GAAP) | 4Q18

• Cards: we closed 4Q18 with strong growth of 20.4% YoY in total turnover. In the quarter, we promoted campaigns to stimulate card usage, such as the “Hit & Win Promotion” and “Ping Pong of Prizes.” In 2018, we further bolstered our offering: Santander Way remained top rated in app stores (4.8 stars in Apple Store and 4.6 stars in Google Play), while we also launched Santander Pass with NFC technology for contactless payments, and “Supercrédito” to enable access to personal loans by non-account holders. Additionally, customers can get our cards either digitally or at our branches. All these actions contributed to the increase in our loan portfolio market share, which reached 13.1%¹ (+1.1 p.p. YoY).

• Payroll Loans: we continue to enjoy market share gains in the loan portfolio, which reached 9.9%¹ (+ 1.8 p.p. YoY). We highlight origination through digital channels, which saw the number of contracts grow 10% QoQ in this quarter.

• Real Estate: over the course of the year we intensified the commercial exposure of this product in the media. At the same time, we enhanced the experience through a fully-digital channel that allows the customer to close the deal. Moreover, the industrialization of our internal processes is already showing results, bringing greater efficiency and agility. As consequence, retail origination advanced 2.1²x YoY.

In line with our process of expanding into Brazil's countryside and the goal of being the best agribusiness bank in the country, we inaugurated 4 Agro stores this quarter, totaling 21 spaces. In parallel, we refined our service with exclusive managers and became more efficient – our lead time, dropped by 46% in 2018. Finally, we improved our position in agribusiness credit notes (“LCA”), with a market share of 7.8%¹ (+2.4 p.p. YoY).

Our specialized business model, which is integrated with the bank, coupled with quality service and innovations, have been our greatest assets. During the year, we developed a second-to-none e-commerce platform modeled on the “one-stop shop” concept. We launched the digital POS, which helps customers run their own businesses. Within the scope of SuperGet, we began offering the bank slip payment option at the time of purchase and intensified the commercialization of the product for self-employed workers and entrepreneurs. All these factors contributed to the 32% growth in total revenues in 2018. The market share reached 14.4%³ (+2.9 p.p. YoY).

The strategy of developing sector-oriented offerings, with personalized service, combined with the “Avançar” Program, places us in a prime position to keep growing our customer base and loyalty in a consistent manner. These drivers have enabled us to grow to more than 1 million customers, while our market share in loan portfolio expanded by 0.4 p.p. in twelve months to 11.4%[4].

• Consumer Finance: we remain leaders in this segment, with a market share of of 23.7%[5] (+0.6 p.p. in twelve months). Our digital platform “+Negócios,” couple with the good performance of our partnerships and our commercial service, are the main driving forces behind this evolution. In order to consolidate our relationship with customers, we have articulated initiatives, such as the creation of the “+Fidelidade” program, an incentive model for shop owners based on loyalty level, and the improvement of the after-sales journey for end-customers. In this quarter, we started integrating the same digital experience from the Consumer Finance unit into Retail, with the goal of enhancing efficiency in the loan application process for our account holders.

¹ Source: Brazilian Central Bank, as of November/18. 2 Source: Brazilian Central Bank, cumulative figures from January to November 2018. 3 Source ABECS - Acquirers, as of September 2018. 4 Source: Brazilian Central Bank, as of September/18 5Source: Brazilian Central Bank, as of November/18. Total market share in vehicles (considering individuals and companies).

Earnings Release (BR GAAP) | 4Q18

• Webmotors: the Cockpit tool continues to generate positive results, such as a 25% increase in the volume of contacts by sellers, allied to a 15% decrease in the time of these contacts with end-customers. With that, we experienced a 30% growth in the number of dealerships with a high level of engagement with us.

• Santander Corporate & Investment Banking (SCIB):

We are still recognized as leaders:

o Financial advisory for financing and concession auctions and finance structuring, according to Anbima6, advisor in Americas and Project Finance (MLA) in Latam according to Dealogic[6].

o In the foreign exchange market according to the Brazilian Central Bank[7].

Santander Corretora ranked[8] 1st in stock picking in 2018 by Valor Econômico.

• Santander On: a new free feature was made available on our app, with the purpose of being transparent with customers and providing financial education – Santander On, which shows the best way to use credit lines, offers details on financial commitments with the bank, provides information on Taxpayer ID (“CPF”) regularity, makes it easier to update personal income information and simplifies credit limit management.

• Black Week Santander: in November we held the 2nd edition of “Black Week Santander” with the offering of over 45 types of products and services for individuals and companies. The campaign is in line with the repositioning of our brand and brought good results. We saw sales growth across all channels, especially of mortgages and working capital loans, which expanded by an average of more than 200% relative to the same period of the previous month. Within our digital channels, payroll loans had the most remarkable performance.

• Work Café: we inaugurated Work Café, which is completely different from traditional branches, as it integrates the concepts of digital branch and modern architecture. The space provides a groundbreaking interaction experience with banking services, offering free Wi-Fi, cafeteria, coworking area and recycling ATM, among others. The goal is to build closer relationships with customers and prospects in the individuals (middle and high income) and SME segments.

• Ben Benefits and Services: it will operate in the benefits industry, starting with food and meal vouchers, contributing to the optimization of our ecosystem. The proposal is to offer a better experience for end-customers, in addition to making partnerships with companies’ HR departments and commercial establishments. Ben will use the Visa Vale brand, which is widely recognized in this segment and brings us innovation. Furthermore, we see potential synergies with the wholesale, SME and individuals segments, as well as with Getnet.

• Pi: we started the pilot of our digital investment platform that caters to customers looking for more autonomy and practicality in the purchase of investment products. Pi has access to products from several institutions and complements our investment offering, reaching both account and non-account holders.

Among the results related to Sustainability, we highlight our leadership in microcredit through the “Prospera” program, whose loan portfolio grew 51% YoY at the end of December 2018, reaching R$ 642 million. In Higher Education, we reinforced our social responsibility through “Preparadão Universia,” an event that brought together more than 7,000 students. In Brazil, we have awarded over 14,000 scholarships since 2015. In the field of socio-environmental financing, we were the first bank to launch an exclusive financing line for electric bicycles, the mobility CDC, which provides funding for up to 100% of its acquisition cost, with a maximum term of 48 months, for individuals.

¹ Source: Brazilian Central Bank, as of November/18. [2] Source: Brazilian Central Bank, cumulative figures from January to November 2018. [3] Source ABECS - Acquirers, as of September 2018. [4] Source: Brazilian Central Bank, as of September/18. [5]Source: Brazilian Central Bank, as of November/18. Total market share in vehicles (considering individuals and companies). [6] Dealogic as of 2018 and Financial Advisory – leadership since 2008, ANBIMA 2017. [7]Cumulative figures from January to November 2018. [8] Considering the performance from January to December 2018.

Earnings Release (BR GAAP) | 4Q18

Executive Summary

In less than four years we managed to reposition our organization by implementing a clearly defined strategy, which allowed us to achieve higher profitability. In 2018, despite moderate growth in economic activity indicators, we were able to expand our loan portfolio by double digits relative to 2017, while also increasing our market share in a profitable manner. This annual expansion of our loan balance derived from solid risk management, allied to the effectiveness of our models, which have kept quality indicators at controlled levels. As a result, total revenue experienced double-digit growth for thesecond consecutive year, with positive contributions from net interest income and fees. The consistency of our revenues, combined with our unwavering pursuit of operational excellence, based on an industrial operating model, enabled us to record our best efficiency ratio ever on a yearly comparison.

Managerial net profit

totaled R$ 12,398 million in the year, growing 24.6% in twelve months and 9.5% in three months.

Total revenues

amounted to R$ 59,268 million in 2018, rising 12.0% in twelve months (or R$ 6,330 million) and 4.8% in three months.

Net interest income came to R$ 42,000 million in the year, up 12.5% compared to 2017, largely attributed to the loan NII, which saw higher volume, and especially due to a stronger contribution from retail segments. In three months, net interest income recorded a 1.1% rise, registering expansion across all lines: loan, funding and other NII.

Fees reached R$ 17,269 million in 2018, growing at a double-digit rate for the third consecutive year, +10.6% in comparison with the previous year. The key reasons behind this performance are growth in our customer base and greater loyalty, highlighted by credit cards and acquiring activities, as well as current account services and insurance fees. In three months, fees climbed 14.3%, with higher revenues from card and acquiring services due to the year-end shopping season, stronger insurance fees given the concentration of policy renewals in 4Q18 and securities placement, custody and brokerage services, on the back of increased capital market activities.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 19.9% in 2018, advancing 3.0 p.p. in twelve months. In this quarter, the profitability reached 21.1%, expanding 1.5 p.p. in three months.

Allowance for loan losses

totaled R$ 10,860 million in the year, representing a 11.9% rise, in line with the performance of our loan portfolio in the period, which reflects the effectiveness of our risk management procedures. In three months, allowance for loan losses went up 14.0%, owing to the asset valuation effect in the period (more information on pages 27 and 28).

General expenses

amounted to R$ 20,179 million in 2018, an increase of 5.3% in twelve months, lower than the 12.0% growth in total revenues. In three months, general expenses rose 9.3%, influenced by higher expenses from specialized technical and third-party services, data processing and marketing, the latter impacted by seasonality in the period.

The efficiency ratio stood at 40.5% in the year 2018, a decrease of 3.6 p.p. in twelve months. This performance stems from our industrial operating model. In three months, the ratio went up by 2.9 p.p. given the seasonal effect of expenses in 4Q18.

Earnings Release (BR GAAP) | 4Q18

The total loan portfolio

reached R$ 305,260 million at the end of December 2018, meaning an expansion of 12.0% (or growth of 10.3%, disregarding the exchange rate fluctuation effect). The individuals and consumer finance segments remain the biggest contributors, climbing 22.6% and 19.5% in twelve months, respectively. We highlight our rising share in the credit market, which came to 9.3% in November/18, advancing 0.7 p.p. in twelve months. On this front, retail is showing a remarkable performance, with market share gains in several products, such as payroll loans, cards and SMEs. In three months, the total portfolio grew 2.3%.

The expanded loan portfolio totaled R$ 386,736 million, growing 11.2% in twelve months and 1.6% in three months.

Funding from clients

amounted to R$ 332,254 million at the end of December 2018, up 8.0% in twelve months, primarily due to the increase in time and savings deposits, which rose by 29.2% and 13.5% relative to 2017, respectively. In three months, customer funding declined by 1.4%, owing to debentures and time deposits.

Total equity

excluding R$ 662 million related to the goodwill balance was R$ 64,572 million at the end of December 2018, climbing 10.2% in twelve months and decreasing 0.4% in three months.

Quality indicators

The over-90-day delinquency ratio stood at 3.1% at the end of December 2018, down 0.1 p.p. in twelve months and up 0.2 p.p. in three months, in line with the larger share of the individuals segment in the loan portfolio.

The cost of credit hit 3.5% in the fourth quarter of 2018, remaining stable in twelve months and 0,4 p.p. higher in three months. This quarter, the indicator was impacted by the asset valuation effect, which was mentioned earlier.

The coverage ratio came to 201% in December 2018, a 1.5 p.p. decline in twelve months and 6.1 p.p. in three months.

Portfolio quality indicators remain under control, owing to the effectiveness of our models and the strength of our risk management.

Capital indicators

The BIS ratio reached 15.1% in December 2018, representing reductions of 0.8 p.p. in twelve months and 0.2 p.p. in three months.

The fully-loaded CET1 ratio stood at 12.5% in the same period, down 0.2 p.p. in twelve months and 0.1 p.p. in three months. Our capital indicators remain at comfortable levels and support our growth.

Earnings Release (BR GAAP) | 4Q18

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS¹	2018	2017	Var.	4Q18	3Q18	Var.
(R$ million)			12M			3M
Net Interest Income	42,000	37,327	12.5%	10,747	10,629	1.1%
Allowance for Loan Losses	(10,860)	(9,708)	11.9%	(2,986)	(2,618)	14.0%
Net Interest Income after Loan Losses	31,140	27,619	12.7%	7,761	8,011	-3.1%
Fees	17,269	15,611	10.6%	4,725	4,135	14.3%
General Expenses	(20,179)	(19,167)	5.3%	(5,487)	(5,020)	9.3%
Personnel Expenses + Profit Sharing	(9,313)	(9,091)	2.4%	(2,387)	(2,331)	2.4%
Administrative Expenses²	(10,867)	(10,076)	7.8%	(3,100)	(2,690)	15.2%
Tax Expenses	(4,034)	(3,667)	10.0%	(1,041)	(1,004)	3.7%
Investments in Affiliates and Subsidiaries	19	25	-25.2%	5	5	2.8%
Other Operating Income/Expenses	(5,433)	(5,819)	-6.6%	(1,555)	(1,113)	39.8%
Operating Income	18,781	14,602	28.6%	4,408	5,014	-12.1%
Non Operating Income	193	(260)	-174.4%	160	6	n.a.
Net Profit before Tax	18,974	14,342	32.3%	4,567	5,020	-9.0%
Income Tax and Social Contribution	(6,192)	(3,996)	55.0%	(1,038)	(1,825)	-43.1%
Minority Interest	(385)	(394)	-2.2%	(124)	(87)	42.1%
Net Profit	12,398	9,953	24.6%	3,405	3,108	9.5%

¹ Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 27 and 28.
² Excluding 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 42,000 million in 2018, growing 12.5% in twelve months (or R$ 4,673 million) and 1.1% in three months.

Revenues from loan operations advanced 17.0% in 2018, mostly fueled by growth in the portfolio’s average volume and larger share of retail segments. In three months, these revenues increased by 0.9%, with the positive effect from the segment mix.

Funding revenues fell by 8.8% in the year, due to the lower interest rate level in the period, partially neutralized by the higher average balance (+14.0% in twelve months). In three months, these revenues climbed 4.1% thanks to the higher average volume and spread.

“Other” interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, expanded by 10.0% in 2018, owing to stronger revenues from market activities. In three months, these revenues increased by 0.5%.

Earnings Release (BR GAAP) | 4Q18

NET INTEREST INCOME	2018	2017	Var.	4Q18	3Q18	Var.
(R$ million)			12M			3M
Net Interest Income	42,000	37,327	12.5%	10,747	10,629	1.1%
Loan	28,317	24,203	17.0%	7,248	7,183	0.9%
Average volume	286,188	258,609	10.7%	296,668	293,568	1.1%
Spread (Annualized)	9.9%	9.4%	0.5 p.p	9.7%	9.7%	0.0 p.p
Funding	3,657	4,009	-8.8%	995	956	4.1%
Average volume	287,058	251,725	14.0%	298,196	295,135	1.0%
Spread (Annualized)	1.3%	1.6%	-0.3 p.p	1.4%	1.3%	0.1 p.p
Other¹	10,026	9,115	10.0%	2,504	2,490	0.5%

¹ Including other margins and the result from financial transactions.

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 17,269 million in 2018, meaning a 10.6% rise in twelve months (or R$ 1,658 million), primarily driven by credit cards and acquiring activities, current account services and insurance fees. In the quarter, these revenues registered growth of 14.3%.

Cards and acquiring fees amounted to R$ 5,877 million in the year, climbing 17.8% relative to 2017. This performance is attributed to higher card and acquiring turnover volume in the period. In the quarter, these revenues went up by 13.0%, owing to the increase in turnover, arising from the year-end shopping season.

Current account service fees came to R$ 3,360 million in 2018, growing 15.5% in twelve months and 4.0% in three months, largely explained by greater transactionality and increase in the base of active current account holders.

Insurance fees stood at R$ 2,798 million in the year, a 11.2% rise in twelve months, due to credit life insurance, associated with the loan portfolio dynamics. In three months, these revenues expanded by 24.1% thanks to the concentration of policy renewals in the period.

Collection service fees reached R$ 1,519 million in 2018, climbing 9.4% in twelve months. In three months, these revenues advanced by 8.6%.

Lending fees were R$ 1,408 million in the year, down 5.6% in twelve months, given fee revisions according to market guidelines. In the quarter, these revenues increased by 10.4%.

Securities placement, custody and brokerage fees totaled R$ 709 million in 2018, growing 1.3% in twelve months. In the quarter, these fees experienced a 120.6% rise, influenced by the increase in securities placement income, on the back of higher capital market activities.

¹ Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

Earnings Release (BR GAAP) | 4Q18

FEES INCOME	2018	2017	Var.	4Q18	3Q18	Var.
(R$ million)			12M			3M
Cards and Acquiring	5,877	4,990	17.8%	1,650	1,460	13.0%
Insurance fees	2,798	2,516	11.2%	808	651	24.1%
Current Account Services	3,360	2,908	15.5%	885	851	4.0%
Asset Management	1,003	1,008	-0.5%	246	248	-0.9%
Lending Operations	1,408	1,491	-5.6%	327	296	10.4%
Collection Services	1,519	1,389	9.4%	399	367	8.6%
Placement, Custody and Brokerage of Securities	709	700	1.3%	245	111	120.6%
Other	595	608	-2.1%	165	150	9.9%
Total	17,269	15,611	10.6%	4,725	4,135	14.3%

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, amounted to R$ 20,179 million in the year, growing 5.3% in comparison with 2017 (or R$ 1,012 million), lower than the 12.0% rise in our total revenues. In three months, these expenses increased by 9.3% particularly influenced by expenses from specialized technical and third-party services, as well as data processing and marketing, due to seasonality in the period.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 17,918 million in the year, recording expansions of 4.8% in twelve months and 10.0% in three months.

Personnel expenses, including profit-sharing, were R$ 9,313 million in 2018, advancing 2.4%, both in twelve months and in three months. This performance can be attributed to higher labor charges and compensation expenses, which are in line with our meritocratic culture and the performance of our business. In the quarterly comparison, these expenses were impacted by the collective bargaining agreement that took place in September 2018.

Administrative expenses, excluding depreciation and amortization, stood at R$ 8,605 million in the year, meaning growth of 7.5% in twelve months and 18.4% in three months due to: (i) data processing expenses, associated with greater transactionality and expansion of our customer base, and (ii) expenses from specialized technical and third-party services, especially technology services.

Additionally, in the quarter, these expenses were also impacted by higher advertising, promotions and marketing expenses owing to the concentration of commercial actions in the fourth quarter of the year.

Depreciation and amortization expenses totaled R$ 2,261 million in the year, expanding by 9.3% in twelve months and 3.6% in three months.

Earnings Release (BR GAAP) | 4Q18

The efficiency ratio reached 42.6% in the fourth quarter of 2018, up 2.9 p.p. in three months. In the year, the ratio fell 3.6 p.p. to 40.5%, which is the best level in our history on an annual comparison, thanks to our operating model and increased revenues, influenced by intense commercial activity.

EXPENSES' BREAKDOWN	2018	2017	Var.	4Q18	3Q18	Var.
(R$ million)			12M			3M
Outsourced and Specialized Services	2,307	2,187	5.5%	668	543	23.1%
Advertising, promotions and publicity	609	573	6.3%	243	134	81.1%
Data processing³	2,287	1,927	18.7%	703	585	20.3%
Communications	423	434	-2.7%	111	108	2.9%
Rentals	730	728	0.3%	184	184	-0.1%
Transport and Travel	170	177	-3.6%	45	43	5.2%
Security and Surveillance	596	611	-2.5%	144	147	-2.5%
Maintenance	239	233	2.4%	54	61	-11.5%
Financial System Services	351	283	24.0%	99	93	6.0%
Water, Electricity and Gas	192	181	6.0%	51	45	12.0%
Material	67	64	5.0%	25	16	58.9%
Other	634	609	4.1%	185	163	13.5%
Subtotal	8,605	8,007	7.5%	2,511	2,121	18.4%
Depreciation and Amortization¹	2,261	2,069	9.3%	589	569	3.6%
Total Administrative Expenses	10,867	10,076	7.8%	3,100	2,690	15.2%
Compensation²	6,062	5,996	1.1%	1,591	1,487	7.0%
Charges	1,740	1,638	6.2%	416	459	-9.3%
Benefits	1,436	1,384	3.8%	355	366	-3.0%
Training	66	60	10.5%	22	17	33.2%
Other	9	15	-37.6%	2	2	-2.8%
Total Personnel Expenses³	9,313	9,091	2.4%	2,387	2,331	2.4%

Administrative + Personnel Expenses (excludes depreciation and amortization)	17,918	17,099	4.8%	4,898	4,452	10.0%

Total General Expenses	20,179	19,167	5.3%	5,487	5,020	9.3%

¹ Excluding 100% of the goodwill amortization expenses, which totaled R$ 70 million in 4Q18, R$ 70 million in 3Q18 and R$ 166 million in 4Q17.
² Including Profit-Sharing.
³ As of 1Q18, expenses for Isban Brasil S.A. and Produban Serviços de Informática S.A., which were previously consolidated in the Data processing expense line, will be recorded as Personnel and Administrative Expenses under the General Expenses line. For more information, please refer to the Material Fact - Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A., released on February 20th, 2018.

Earnings Release (BR GAAP) | 4Q18

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 10,860 million in the year, rising 11.9% in twelve months (or R$ 1,152 million), affected by higher provision expenses. In the quarter, allowance for loan losses recorded an increase of 14.0%, mainly due to the effect of R$ 321 million derived from asset valuation in the period. Excluding this effect, allowance for loan losses would have grown 1.8%, lower than the growth of our loan portfolio in the same period.

Provision for loan losses totaled R$ 13,068 million in 2018, an increase of 6.1% in twelve months. This performance reflects the strength of our risk models, which allow us to better manage the customer's life cycle. In the quarter, these expenses went up by 13.8%, impacted by the aforementioned effect.

Income from the recovery of written-off loans came to R$ 2,208 million in the year, declining 15.3% in twelve months and rising 12.4% in three months.

Other net operating income and expenses reached R$ 5,433 million in 2018, a decrease of 6.6% in twelve months. In the quarter, this net result was 39.8% higher.

OTHER OPERATING INCOME (EXPENSES)	2018	2017	Var.	4Q18	3Q18	Var.
(R$ million)			12M			3M
Expenses from credit cards	(2,441)	(1,700)	43.6%	(786)	(595)	32.0%
Net Income from Capitalization	416	358	16.3%	124	106	17.0%
Provisions for contingencies¹	(1,438)	(2,038)	-29.5%	(491)	(484)	1.5%
Other	(1,971)	(2,439)	-19.2%	(402)	(139)	188.6%
Other operating income (expenses)	(5,433)	(5,819)	-6.6%	(1,555)	(1,113)	39.8%

¹ Including tax, civil and labor provisions.

Earnings Release (BR GAAP) | 4Q18

Balance Sheet

Total assets stood at R$ 805,819 million at the end of December 2018, growing 17.9% in twelve months and 4.7% in three months. Total equity was R$ 65,234 million in the same period. Disregarding the goodwill balance, total equity reached R$ 64,572 million.

ASSETS	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	794,664	672,561	18.2%	759,235	4.7%
Cash and Cash Equivalents	11,629	11,234	3.5%	14,945	-22.2%
Interbank Investments	56,812	46,761	21.5%	56,923	-0.2%
Money Market Investments	44,826	34,484	30.0%	44,892	-0.1%
Interbank Deposits	4,118	2,862	43.9%	3,729	10.4%
Foreign Currency Investments	7,869	9,415	-16.4%	8,302	-5.2%
Securities and Derivative Financial Instruments	194,465	171,730	13.2%	179,682	8.2%
Own Portfolio	68,170	59,203	15.1%	69,809	-2.3%
Subject to Repurchase Commitments	85,853	71,038	20.9%	70,049	22.6%
Posted to Central Bank of Brazil	1,548	2,368	-34.6%	918	68.6%
Pledged in Guarantees	18,788	12,483	50.5%	18,353	2.4%
Other	20,105	26,637	-24.5%	20,553	-2.2%
Interbank Accounts	92,443	82,504	12.0%	92,619	-0.2%
Restricted Deposits:	70,384	63,057	11.6%	70,162	0.3%
-Central Bank of Brazil	70,103	62,781	11.7%	69,891	0.3%
-National Housing System	282	276	2.1%	271	3.8%
Other	22,058	19,447	13.4%	22,457	-1.8%
Lending Operations	287,129	255,486	12.4%	280,894	2.2%
Lending Operations	305,895	272,642	12.2%	299,079	2.3%
Lending Operations Related to Assignment	23	306	-92.5%	39	-41.7%
(Allowance for Loan Losses)	(18,789)	(17,462)	7.6%	(18,224)	3.1%
Other Receivables	149,507	102,540	45.8%	131,545	13.7%
Foreign Exchange Portfolio	101,248	55,048	83.9%	80,947	25.1%
Income Receivable	27,664	26,160	5.8%	28,974	-4.5%
Other	20,595	21,332	-3.5%	21,624	-4.8%
Other Assets	2,680	2,306	16.2%	2,626	2.1%
Permanent Assets	11,155	11,172	-0.1%	10,754	3.7%
Temporary Assets	469	371	26.5%	477	-1.7%
Fixed Assets	6,498	6,396	1.6%	6,266	3.7%
Intangibles	4,187	4,405	-4.9%	4,011	4.4%
Goodwill net of amortization	662	930	-28.9%	727	-9.0%
Other Assets	3,526	3,475	1.5%	3,284	7.4%
Total Assets	805,819	683,732	17.9%	769,990	4.7%

Total Assets (excluding goodwill)	805,158	682,802	17.9%	769,263	4.7%

Earnings Release (BR GAAP) | 4Q18

LIABILITIES	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	738,179	621,824	18.7%	701,989	5.2%
Deposits	252,072	203,532	23.8%	250,593	0.6%
Demand Deposits	18,832	17,177	9.6%	17,421	8.1%
Savings Deposits	46,068	40,572	13.5%	44,429	3.7%
Interbank Deposits	3,065	3,292	-6.9%	4,111	-25.4%
Time Deposits and Others	184,107	142,491	29.2%	184,631	-0.3%
Money Market Funding	131,820	129,962	1.4%	117,545	12.1%
Own Portfolio	85,178	97,173	-12.3%	77,356	10.1%
Third Parties	14,201	258	n.a.	14,003	1.4%
Free Portfolio	32,440	32,531	-0.3%	26,187	23.9%
Funds from Acceptance and Issuance of Securities	82,113	76,656	7.1%	82,221	-0.1%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	73,631	71,496	3.0%	73,391	0.3%
Funding from Certificates of Structured Operations	2,646	1,990	33.0%	2,481	6.7%
Securities Issued Abroad	4,517	1,993	126.6%	5,045	-10.5%
Other	1,319	1,177	12.0%	1,304	1.2%
Interbank Accounts	284	264	7.6%	1,918	-85.2%
Interbranch Accounts	3,466	4,275	-18.9%	3,593	-3.6%
Borrowings	32,672	33,471	-2.4%	50,697	-35.6%
Domestic Onlendings - Official Institutions	13,267	16,636	-20.2%	13,531	-2.0%
National Economic and Social Development Bank (BNDES)	7,408	9,460	-21.7%	7,612	-2.7%
National Equipment Financing Authority (FINAME)	5,384	6,845	-21.3%	5,413	-0.5%
Other Institutions	475	330	43.9%	506	-6.1%
Derivative Financial Instruments	18,900	20,681	-8.6%	16,932	11.6%
Other Payables	203,584	136,347	49.3%	164,958	23.4%
Foreign Exchange Portfolio	100,345	55,318	81.4%	80,422	24.8%
Tax and Social Security	5,644	4,870	15.9%	4,050	39.4%
Subordinated Debts	9,886	519	n.a.	-	n.a.
Debt Instruments Eligible to Compose Capital	9,782	8,440	15.9%	10,125	-3.4%
Other	77,926	67,200	16.0%	70,362	10.8%
Deferred Income	337	511	-34.1%	355	-5.0%
Minority Interest	2,070	1,897	9.1%	2,095	-1.2%
Equity	65,234	59,500	9.6%	65,551	-0.5%
Total Liabilities	805,819	683,732	17.9%	769,990	4.7%

Equity (excluding goodwill)	64,572	58,570	10.2%	64,824	-0.4%

Securities

Total securities amounted to R$ 194,465 million at the end of December 2018, an expansion of 13.2% in twelve months largely explained by growth in public securities. In three months, the securities balance saw a 8.2% increase.

SECURITIES	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Public securities	151,503	130,106	16.4%	137,417	10.3%
Private securities	24,934	20,080	24.2%	22,953	8.6%
Financial instruments	18,027	21,544	-16.3%	19,312	-6.7%
Total	194,465	171,730	13.2%	179,682	8.2%

Earnings Release (BR GAAP) | 4Q18

Loan Portfolio

The loan portfolio totaled R$ 305,260 million at the end of December 2018, expanding by 12.0% in twelve months (or an increase of 10.3% disregarding the exchange rate fluctuation effect) and 2.3% in three months. The highlights continue to be the individuals and consumer finance segments, which have been beating the performance of the total portfolio in annual growth terms over the last thirteen and nine consecutive quarters, respectively. This has allowed us to gain market share in the last few quarters.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, amounted to R$ 386,736 million at the end of December 2018, rising 11.2% in twelve months (or a 9.8% increase disregarding the exchange rate fluctuation effect) and 1.6% in three months.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 31,779 million at the end of December 2018, climbing 9.9% relative to the balance of R$ 28,904 million in December of 2017 and decreasing 18.4% compared to the balance of R$ 38,961 million in September 2018.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Individuals	132,565	108,115	22.6%	125,336	5.8%
Consumer Finance	50,066	41,884	19.5%	47,274	5.9%
SMEs	37,546	34,288	9.5%	36,269	3.5%
Corporate	85,083	88,275	-3.6%	89,554	-5.0%
Total portfolio	305,260	272,562	12.0%	298,433	2.3%
Other credit related transactions¹	81,476	75,345	8.1%	82,280	-1.0%
Total expanded credit portfolio	386,736	347,907	11.2%	380,713	1.6%

¹ Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

In the quarter, growth in our loan portfolio was especially influenced by the individual and consumer finance portfolios, as stated above. The SME segment made a positive contribution for the seventh consecutive quarter. In the same period, the corporate portfolio recorded a decrease in comparison with September 2018.

Earnings Release (BR GAAP) | 4Q18

At the end of December 2018, the individuals portfolio accounted for 43.4% of the total portfolio, representing a 3.7 p.p. growth in twelve months. Furthermore, the consumer finance segment, whose balance reached 16.4% of the total portfolio at the end of December 2018, also expanded its share, +1.0 p.p. in twelve months. The corporate portfolio, however, saw a 4.5 p.p. reduction in twelve months to 27.9%, while the SME portfolio fell by 0.3 p.p. to 12.3%.

Loans to Individuals

Loans to individuals amounted to R$ 132,565 million at the end of December 2018, meaning growth of 22.6% in twelve months (or R$ 24,450 million) and 5.8% in three months. The products that contributed the most to this evolution in both periods were payroll loans, credit card and mortgages.

The payroll loans portfolio came to R$ 33,782 million in December 2018, climbing 31.9% in twelve months (or R$ 8,166 million) and 4.5% in three months. We attribute this performance to good customer acceptance of our digital channels and strong commercial dynamics in our network.

The credit card portfolio reached R$ 30,892 million, advancing 26.5% in twelve months (or R$ 6,471 million), mostly explained by the increase in our customer base and broadening range of innovative solutions. In three months, the portfolio balance grew 15.4%.

The mortgage loan portfolio totaled R$ 32,438 million, growing 15.4% in twelve months (or R$ 4,326 million) and 3.0% in three months.

Earnings Release (BR GAAP) | 4Q18

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, stood at R$ 50,066 million at the end of December 2018, rising 19.5% in twelve months (or R$ 8,182 million) and 5.9% in three months. Of this total portfolio, R$ 41,254 million refers to vehicle financing for individuals, meaning growth of 20.0% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out both by the financing unit (correspondent banks) as well as by Santander's branch network, rose 20.0% in twelve months and 5.4% in three months, amounting to R$ 43,483 million at the end of December 2018.

The performance of this portfolio can be partially attributed to the +Negócios platform, focused on the vehicle segment, on which we offer a better experience throughout the customer journey.

Corporate & SMEs Loans

The corporate & SME loan portfolio reached R$ 122,628 million in December 2018, rising 0.1% in twelve months (or R$ 66 million) and declining 2.5% in three months.

The corporate loan portfolio totaled R$ 85,083 million, down 3.6% in twelve months (or R$ 3,192 million) and 5.0% in three months. Disregarding the exchange rate fluctuation effect, the portfolio decreased by 8.3% in twelve months and 4.0% in three months.

The SME loan portfolio amounted to R$ 37,546 million, which represents expansions of 9.5% in twelve months (or R$ 3,258 million) and 3.5% in three months. We maintain our positioning of providing sector-oriented offers and a non-financial proposal through the “Avançar” Program. In doing so, we have been able to grow our customer base and enhance our customer loyalty.

Earnings Release (BR GAAP) | 4Q18

MANAGERIAL BREAKDOWN OF CREDIT	Dec-18	Dec-17	Var.	Sep-18	Var.
PORTFOLIO BY PRODUCT (R$ million)			12M		3M
Individuals
Leasing / Auto Loans¹	2,229	1,852	20.4%	2,114	5.4%
Credit Card	30,892	24,421	26.5%	26,771	15.4%
Payroll Loans	33,782	25,616	31.9%	32,329	4.5%
Mortgages	32,438	28,112	15.4%	31,495	3.0%
Agricultural Loans	6,101	5,239	16.5%	5,850	4.3%
Personal Loans / Others	27,122	22,875	18.6%	26,777	1.3%
Total Individuals	132,565	108,115	22.6%	125,336	5.8%
	-	-	0.0%	-	0.0%
Consumer Finance	50,066	41,884	19.5%	47,274	5.9%

Corporate and SMEs
Leasing / Auto Loans	3,149	2,784	13.1%	3,125	0.8%
Real Estate	4,099	6,577	-37.7%	4,734	-13.4%
Trade Finance	25,806	17,379	48.5%	28,821	-10.5%
On-lending	9,531	13,919	-31.5%	9,734	-2.1%
Agricultural Loans	5,733	6,320	-9.3%	6,061	-5.4%
Working capital / Others	74,310	75,584	-1.7%	73,349	1.3%
Total Corporate and SMEs	122,628	122,563	0.1%	125,823	-2.5%

Total Credit	305,260	272,562	12.0%	298,433	2.3%
Other Credit Risk Transactions with customers²	81,476	75,345	8.1%	82,280	-1.0%

Total Expanded Credit Portfolio	386,736	347,907	11.2%	380,713	1.6%

¹ Including consumer finance, the auto loan portfolio for individuals totaled R$ 43,483 million in Dec-18, R$ 41,256 million in Sept-18 and R$ 36,238 million in Dec-17.
² Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses came to R$ 18,789 million at the end of December 2018, increasing 7.6% in twelve months, below the expansion of our loan portfolio. In three months, this balance went up 3.1%.

The coverage ratio stood at 201% at the end of December 2018, down 1.5 p.p. in twelve months and 6.1 p.p. in three months. These coverage figures show that our provisioning levels are adequate.

Earnings Release (BR GAAP) | 4Q18

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 15,021 million at the end of December 2018, increasing by 10.0% in twelve months, below the expansion of our loan portfolio. In three months, the renegotiated portfolio increased 5.9%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In December 2018, the coverage ratio of the renegotiated portfolio stayed at an adequate level for these operations, reaching 53.7%, down 4.3 p.p. in twelve months and remaining stable in the quarter.

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of December of 2018, portfolios rated “AA” and “A” accounted for 73% of the total loan portfolio.

NPL Formation

NPL formation was R$ 4,050 million in December 2018, rising 6.4% in twelve months and 8.0% in three months.

The ratio between the NPL formation and the loan portfolio reached 1.3%, a reduction of 0.1 p.p. in twelve months and stable relative to September 2018.

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Earnings Release (BR GAAP) | 4Q18

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio hit 3.1% in December 2018, a decline of 0.1 p.p. in twelve months and a rise of 0.2 p.p. in three months, in line with the larger share of the individuals segment in the loan portfolio. We maintained our ratio at a controlled level, thanks to our preventive risk management and effective models.

Delinquency in the individuals segment was 3.9% in the period, advancing 0.2 p.p. in twelve months and 0.1 p.p. in three months, affected by the product mix.

Delinquency in the corporate and SME segment came to 1.9% at the end of December 2018, down 0.6 p.p. in twelve months, due to a one-off case in the corporate segment in 4Q17. In three months, this ratio remained stable.

Delinquency Ratio 15-to-90-day

The 15-to-90-day delinquency ratio reached 4.2% at the end of December 2018, stable in twelve months and 0.2 p.p. higher in three months.

In the Individuals segment, the ratio stood at 5.5% in December 2018, down 0.2 p.p. in twelve months and 0.1 p.p. in three months.

In the corporate & SME segment, this ratio came to 2.6%, advancing 0.1 p.p. in twelve months. In the quarterly comparison, it grew 0.5 p.p. due to specific cases in the corporate segment.

Earnings Release (BR GAAP) | 4Q18

FUNDING	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Demand deposits	18,832	17,177	9.6%	17,421	8.1%
Saving deposits	46,068	40,572	13.5%	44,429	3.7%
Time deposits	184,098	142,481	29.2%	184,626	-0.3%
Debenture/LCI/LCA/LIG¹	46,366	70,470	-34.2%	54,472	-14.9%
Financial Bills²	36,889	36,918	-0.1%	36,050	2.3%
Funding from clients	332,254	307,619	8.0%	336,997	-1.4%

¹ Repo operations backed by Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes (“LIG”).

² Including Certificates of Structured Operations (COE).

Total customer funding amounted to R$ 332,254 million at the end of December 2018, growing 8.0% in twelve months (or R$ 24,635 million), fueled by the expansion of time deposits, which registered a 29.2% increase compared to December 2017, followed by savings deposits and demand deposits, which recorded annual growth of 13.5% and 9.6%, respectively. In three months, total customer funding decreased by 1.4%, mostly impacted by debentures.

Credit/Funding Ratio

FUNDING VS. CREDIT	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Funding from customers (A)	332,254	307,619	8.0%	336,997	-1.4%
(-) Reserve Requirements	(70,103)	(62,781)	11.7%	(69,891)	0.3%
Funding Net of Reserve Requirements	262,151	244,838	7.1%	267,106	-1.9%
Borrowing and Onlendings	13,364	17,251	-22.5%	13,639	-2.0%
Subordinated Debts	19,668	8,959	119.5%	10,125	94.3%
Offshore Funding	37,092	34,848	6.4%	55,634	-33.3%
Total Funding (B)	332,274	305,895	8.6%	346,504	-4.1%
Assets under management¹	295,916	292,715	1.1%	301,541	-1.9%
Total Funding and Asset under management	628,190	598,611	4.9%	648,046	-3.1%
Total Credit (C)	305,260	272,562	12.0%	298,433	2.3%
C / B (%)	91.9%	89.1%		86.1%
C / A (%)	91.9%	88.6%		88.6%

¹ According to ANBIMA criteria.

The loan portfolio to customer funding ratio was 91.9% in December 2018, meaning growth of 3.3 p.p. in both periods, twelve and three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 91.9% in December 2018, rising 2.8 p.p. in twelve months and 5.8 p.p. in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and adequate funding structure.

Earnings Release (BR GAAP) | 4Q18

The BIS ratio stood at 15.1% in December 2018, a reduction of 0.76 p.p. in the last 12 months. This change is primarily explained by the impact on the capital deductions under the Basel III schedule, which went from 80% in 2017 to 100% in 2018. In addition to that, we saw a rise in credit risk, as consequence of the expansion of our loan portfolio, and in market risk, due to an increase in interest rate positions. In the quarter, this ratio fell by 0.19 p.p., owing to the reduction of Additional Tier I Capital and Tier II, both impacted by the exchange rate fluctuation in the period. It is worth noting that the ratio exceeds by 4.1 p.p. the sum of the minimum Regulatory Capital and Capital Conservation requirements.

Since January 2018, the capital requirement has been changed from 9.25% to 8.625% + conservation capital of 1.875% + additional CET1 for systemically important financial institutions in the Brazilian market of 0.5%, totaling 11%. Tier I Capital is 8.375% and CET1 is 6.875%.

In this quarter, we issued new instruments in the form of Notes, for the composition of Regulatory Capital in the amount of US$ 2.5 billion. Moreover, we announced the redemption of Notes issued on January 29th of 2014. In doing that, we optimized our capital structure by reducing the debt financial cost. In December 2018, the Brazilian Central Bank approved the use of the new Notes to compose Tier I and Tier II of our Regulatory Capital, as well as authorized the repurchase of the Notes issued in 2014.

The fully-loaded CET1 ratio reached 12.5% in December 2018, decreasing 0.2 p.p. in twelve months and 0.1 p.p. in the quarter, mainly impacted by changes in credit and market risk parameters, similar to those observed under the phase-in rules.

OWN RESOURCES AND BIS	Dec-18	Dec-17	Var.	Sep-18	Var.
(R$ million)			12M		3M
Tier I Regulatory Capital	61,477	56,386	9.0%	62,042	-0.9%
CET1	56,582	52,197	8.4%	56,973	-0.7%
Additional Tier I	4,895	4,189	16.9%	5,069	-3.4%
Tier II Regulatory Capital	4,887	4,250	15.0%	5,055	-3.3%
Adjusted Regulatory Capital (Tier I and II)	66,364	60,636	9.4%	67,098	-1.1%
Risk Weighted Assets (RWA)	440,563	383,133	15.0%	439,784	0.2%
Credit Risk Capital requirement	358,956	324,696	10.6%	371,254	-3.3%
Market Risk Capital requirement	39,232	25,857	51.7%	26,155	50.0%
Operational Risk Capital requirement	42,376	32,579	30.1%	42,376	0.0%
Basel Ratio	15.06%	15.83%	-0.76 p.p.	15.26%	-0.19 p.p.
Tier I	13.95%	14.72%	-0.76 p.p.	14.11%	-0.15 p.p.
CET1	12.84%	13.62%	-0.78 p.p.	12.95%	-0.11 p.p.
Tier II	1.11%	1.11%	0.00 p.p.	1.15%	-0.04 p.p.

Earnings Release (BR GAAP) | 4Q18

Our shares

Santander Brasil has a free float of 10.03% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- 50% of our Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure | Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,443,150	90.17%	3,276,487	89.00%	6,719,637	89.61%
Treasury Shares	13,317	0.35%	13,317	0.36%	26,634	0.36%
Free Float	362,228	9.49%	390,032	10.60%	752,260	10.03%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of December 31st, 2018
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

Free Float (Dec-18)

20.6%
34.1%
45.3%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance

Stock Price Evolution[1]
Base 100

Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
Dec-16
Feb-17
Apr-17
Jun-17
Aug-17
Oct-17
Dec-17
Feb-18
Apr-18
Jun-18
Aug-18
Oct-18
Dec-18
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on December 31st, 2014 would have increased in value to R$ 403.8 on December 31st, 2018, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$175.7.

Average daily trading volume of shares
R$ million

Post tender offer period[2]
146
102
44
34
20
14
59
31
27
110
60
50
115
50
66
2014
2015
2016
2017
2018
B3 - Brasil, Bolsa, Balcão
NYSE

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.
[2] Stock Swap Offer completed on October 30th, 2014

Earnings Release (BR GAAP) | 4Q18

Earnings Release (BR GAAP) | 4Q18

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s¹ (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+

Moody's² (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

¹ Last update on November 29th, 2018.
² Last update on August 20th, 2018.

Earnings Release (BR GAAP) | 4Q18

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL	2018	Reclassifications						2018
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial
Net Interest Income	37,719	5,867	(2,208)	-	-	-	621	42,000
Allowance for Loan Losses	(12,684)	-	2,319	-	-	-	(495)	(10,860)
Net Interest Income after Loan Losses	25,035	5,867	111	-	-	-	127	31,140
Fees	17,269	-	-	-	-	-	-	17,269
General Expenses	(18,846)	-	-	279	(1,612)	-	-	(20,179)
Personnel Expenses	(7,701)	-	-	-	(1,612)	-	-	(9,313)
Administrative Expenses	(11,145)	-	-	279	-	-	0.1	(10,867)
Tax Expenses	(3,778)	(255)	-	-	-	-	-	(4,034)
Investments in Affiliates and Subsidiaries	19	-	-	-	-	-	-	19
Other Operating Income/Expenses	(4,993)	-	(111)	-	-	-	(329)	(5,433)
Operating Income	14,705	5,612	-	279	(1,612)	-	(203)	18,781
Non Operating Income	193	-	-	-	-	-	-	193
Net Profit before Tax	14,898	5,612	-	279	(1,612)	-	(203)	18,974
Income Tax and Social Contribution	(735)	(5,612)	-	-	-	-	155	(6,192)
Profit Sharing	(1,612)	-	-	-	1,612	-	-	-
Minority Interest	(385)	-	-	-	-	-	-	(385)
Net Profit	12,166	(0)	-	279	-	-	(47)	12,398

ACCOUNTING AND MANAGERIAL	2017	Reclassifications						2017
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	ProfitSharing	FX variation[4]	Other events[5]	Managerial
Net Interest Income	38,726	808	(2,605)	-	-	(94)	492	37,327
Allowance for Loan Losses	(11,779)	-	2,619	-	-	(57)	(492)	(9,708)
Net Interest Income after Loan Losses	26,947	808	14	-	-	(150)	-	27,619
Fees	15,611	-	-	-	-	-	-	15,611
General Expenses	(19,356)	-	-	1,535	(1,460)	-	114	(19,167)
Personnel Expenses	(7,631)	-	-	-	(1,460)	-	-	(9,091)
Administrative Expenses	(11,725)	-	-	1,535	-	-	114	(10,076)
Tax Expenses	(3,587)	(79)	-	-	-	-	-	(3,667)
Investments in Affiliates and Subsidiaries	25	-	-	-	-	-	-	25
Other Operating Income/Expenses	(6,252)	-	(14)	-	-	150	296	(5,819)
Operating Income	13,388	729	-	1,535	(1,460)	-	410	14,602
Non Operating Income	(260)	-	-	-	-	-	-	(260)
Net Profit before Tax	13,128	729	-	1,535	(1,460)	-	410	14,342
Income Tax and Social Contribution	(3,278)	(729)	-	-	-	-	12	(3,996)
Profit Sharing	(1,460)	-	-	-	1,460	-	-	-
Minority Interest	(394)	-	-	-	-	-	-	(394)
Net Profit	7,997	-	-	1,535	-	-	422	9,953

Earnings Release (BR GAAP) | 4Q18

ACCOUNTING AND MANAGERIAL	4Q18	Reclassifications						4Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial
Net Interest Income	12,541	(1,544)	(571)	-	-	-	321	10,747
Allowance for Loan Losses	(3,230)	-	565	-	-	-	(321)	(2,986)
Net Interest Income after Loan Losses	9,311	(1,544)	(5)	-	-	-	-	7,761
Fees	4,725	-	-	-	-	-	-	4,725
General Expenses	(5,297)	-	-	70	(260)	-	-	(5,487)
Personnel Expenses	(2,127)	-	-	-	(260)	-	-	(2,387)
Administrative Expenses	(3,170)	-	-	70	-	-	-	(3,100)
Tax Expenses	(1,192)	151	-	-	-	-	-	(1,041)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	-	5
Other Operating Income/Expenses	(1,560)	-	5	-	-	-	-	(1,555)
Operating Income	5,991	(1,393)	-	70	(260)	-	-	4,408
Non Operating Income	160	-	-	-	-	-	-	160
Net Profit before Tax	6,150	(1,393)	-	70	(260)	-	-	4,567
Income Tax and Social Contribution	(2,431)	1,393	-	-	-	-	-	(1,038)
Profit Sharing	(260)	-	-	-	260	-	-	-
Minority Interest	(124)	-	-	-	-	-	-	(124)
Net Profit	3,336	-	-	70	-	-	-	3,405

ACCOUNTING AND MANAGERIAL	3Q18	Reclassifications						3Q18
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial
Net Interest Income	9,323	1,515	(508)	-	-	-	300	10,629
Allowance for Loan Losses	(2,964)	-	519	-	-	-	(173)	(2,618)
Net Interest Income after Loan Losses	6,359	1,515	11	-	-	-	127	8,011
Fees	4,135	-	-	-	-	-	-	4,135
General Expenses	(4,638)	-	-	70	(452)	-	-	(5,020)
Personnel Expenses	(1,879)	-	-	-	(452)	-	-	(2,331)
Administrative Expenses	(2,759)	-	-	70	-	-	-	(2,690)
Tax Expenses	(1,074)	70	-	-	-	-	-	(1,004)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	-	-	5
Other Operating Income/Expenses	(975)	-	(11)	-	-	-	(127)	(1,113)
Operating Income	3,812	1,585	-	70	(452)	-	(0)	5,014
Non Operating Income	6	-	-	-	-	-	-	6
Net Profit before Tax	3,818	1,585	-	70	(452)	-	(0)	5,020
Income Tax and Social Contribution	(240)	(1,585)	-	-	-	-	-	(1,825)
Profit Sharing	(452)	-	-	-	452	-	-	-
Minority Interest	(87)	-	-	-	-	-	-	(87)
Net Profit	3,039	-	-	70	-	-	(0)	3,108

¹ Foreign Exchange Hedge: under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.

² Credit Recovery: reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.

³ Amortization of Goodwill: reversal of goodwill amortization expenses.

⁴ Exchange Rate Fluctuation: includes, in addition to the effect of the exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses and non-operating result) for better comparability with previous quarters.

5 Other events:

2017

3Q17: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).

4Q17:

Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.

Administrative Expenses and Other Operating Income and Expenses: adhesion to the installment payment program by the cities of São Paulo and Rio de Janeiro (R$ 9 million in administrative expenses, R$ 27 million in other operating expenses and R$ 179 million reversal in other operating income) and write-down of intangible assets due to impairment in the amount of R$ 306 million.

2018

1Q18: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).

2Q18: Includes a gain of R$ 816 MM from the adjustment of post-employment benefits, additional provisions for contingencies in the amount of R$ 358 MM, impairment of intangible assets (systems acquisition and development) in the amount of R$ 306 MM and a write-off of tax credits in the amount of R$ 74 MM.

3Q18: Net Interest Income, Allowance for Loan Losses and Other Operating Income and Expenses: reclassifications between the lines referring to adjustments in the valuation of assets related to the impairment of securities (R$ 173 MM) and derivative instruments (R$ 127 MM).

4Q18: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.

Earnings Release (BR GAAP) | 4Q18

Information by Business Units

Cards

Turnover[1]
(R$ billion)

48.6
45.4
47.1
50.5
58.6
16.4
14.9
14.8
15.7
19.2
32.2
30.6
32.4
34.8
39.4
4Q17
1Q18
2Q18
3Q18
4Q18
Credit
Debit

Transactions
(million)

566.1
528.0
564.1
591.7
654.3
285.3
265.7
270.3
277.1
318.9
280.7
262.3
293.9
314.5
335.4
4Q17
1Q18
2Q18
3Q18
4Q18
Credit
Debit

Getnet

Turnover
(R$ billion)

42.1
40.9
44.1
47.7
54.7
16.2
16.1
17.1
18.7
21.5
26.0
24.8
27.0
29.0
33.2
4Q17
1Q18
2Q18
3Q18
4Q18
Credit
Debit

Transactions
(million)

464.0
465.0
508.1
553.8
611.9
267.0
273.9
293.2
320.5
357.7
197.0
191.1
214.9
233.3
254.2
4Q17
1Q18
2Q18
3Q18
4Q18
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)

34.7
36.2
36.5
19%
13%
11%
81%
87%
89%
4Q17
3Q18
4Q18
Individuals
Corporate

Distribution Channels[2]
(%)

12%
20%
68%
Brokers
Transfers to Homebuilders
Branches

Loan to Value[3]
(%)

60%
47%
61%
49%
61%
48%
4Q17
3Q18
4Q18
Origination (quartely average)
Loan Portfolio

¹ Cards turnover do not include withdrawal transactions, it only considers purchase volumes.

 ² Individuals' origination. ³ Ratio between Loans and Collateral Value.

Earnings Release (BR GAAP) | 4Q18

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)

36.2
38.2
39.8
41.3
43.5
1.9
1.9
2.0
2.1
2.2
34.4
36.3
37.8
39.1
41.3
4Q17
1Q18
2Q18
3Q18
4Q18
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)

942
1,131
1,013
1,153
1,486
4Q17
1Q18
2Q18
3Q18
4Q18

Market Share

Loan Portfolio[2]

Total

8.6%
9.4%
9.3%
Nov-17
Sep-18
Nov-18

Deposits[3]

Total

10.2%
10.9%
10.6%
Nov-17
Sep-18
Nov-18

Getnet[4]

Total turnover

11.5%
14.0%
14.4%
3Q17
2Q18
3Q18

Payroll Loans[2]

Loans

8.1%
9.8%
9.9%
Nov-17
Sep-18
Nov-18

SMEs[2]

Loans

11.0%
11.5%
11.4%
Sep-17
Jun-18
Sep-18

Financeira[2]

Loans

23.1%
23.8%
23.7%
Nov-17
Sep-18
Nov-18

¹ Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. ² Brazilian Central Bank. ³ Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA) 4ABECS - Acquiring.

Earnings Release (BR GAAP) | 4Q18

Santander
Earnings Release (BR GAAP) | 4Q18

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer